Q1

FIRST QUARTER REPORT

2003

Highlights

Period ended
(unaudited)	March 31, 2003

Operating[1]
Number of producing days	34
Production
Oil – bopd	76
Gas – mcf/d	508
Total – boepd (6 mcf = 1 bbl)	161

Product Prices ($Cdn)
Oil – $/bbl	$40.63
Gas – $/mcf	$9.30

Financial ($Cdn)[1]
Gross production revenue	$265,809
Cash flow from operations[2]	$68,353
per share – basic and diluted	$0.01
Earnings	$4,953
per share – basic and diluted	$0.00
Weighted average shares outstanding	8,226,301
Shares outstanding	8,226,301
Working capital	$35,156,193
Shareholders’ equity	$40,338,430

1	There are no comparative numbers as the company began active operations February 26, 2003.

2	Cash flow from operations means earnings plus future taxes and depletion and depreciation.

Luke Energy Ltd.

Report to Shareholders

This interim report, covering the First Quarter ended March 31, 2003, represents Luke Energy Ltd.’s inaugural report to shareholders. Because the Company did not begin operations until February 26, this report only relates to the 34-day period from February 26 to March 31, 2003.

Luke Energy was created in connection with the sale of KeyWest Energy Corporation (our former company) to Viking Energy Royalty Trust. In addition to the sale consideration that shareholders received from Viking, they also received one share of Luke Energy for every ten KeyWest shares they held – thus creating a shareholder base for Luke Energy comprised mainly of former KeyWest shareholders.

As part of the sale arrangement, Viking rolled 160 barrels of oil equivalent per day (boepd) of production (split 50/50 between oil and gas) into Luke Energy and also transferred a 100% interest in 11,720 acres of undeveloped land to our Company. As a result of these transactions, Luke Energy qualified for a listing on the Toronto Stock Exchange.

Subsequent to the formation of Luke Energy, two private placements were completed. In the initial financing, a total of 1.65 million shares were sold at 81¢ to management, staff and directors for proceeds of $1.3 million. A major financing then followed with the sale of 24.8 million special warrants at $1.45 each (subsequently converted into Luke Energy shares on a “one for one” basis) for net proceeds, after commissions, of $34 million. Luke Energy thus begins its corporate life with 33.05 million shares outstanding, cash of $35 million, no debt, production of 160 boe per day, and 11,720 acres of undeveloped land.

People are a key ingredient in the success of any new venture, and we are pleased to report that we have the nucleus of a first-rate management team in place. The senior executive – comprising Harold Pedersen as Chairman & CEO, Mary Blue as President & COO, and Garry West as Senior Vice-President of Engineering – have worked together for more than 20 years and are reunited in their fourth start-up. Carrie McLauchlin, our Vice-President of Finance & CFO, rejoins us from KeyWest Energy as do Darwyn Miles, Manager of Engineering, and Ruth DeGama, Manager of Production Services. David Lewis who formerly worked with us at Jordan Petroleum, has joined us as Vice-President of Land. The newest member of our team is Rob Wollmann, Vice-President of Exploration. He is a geophysicist by training and was a former Exploration VP with a senior producer.

Luke Energy Ltd.	1

In our business plan for Luke Energy we will employ the same strategies that we’ve successfully used in the past. Our focus will be in western Canada, and we will grow through a combination of mergers and acquisitions, exploitation drilling, and low-risk exploration. We will initially concentrate on corporate and property acquisitions to establish a base on which to build. Our plan is to build Luke Energy to the 5,000 boe per day range over the next three to four years and then review our options. It has been our experience that most of the shareholder value is created in the first few years of a company’s life.

Timing is everything, and we think we’ve chosen a great time to be starting up again. Oil and gas prices have both moderated from their recent highs, which increases the likelihood that we will be successful in buying properties at reasonable levels. We are also witnessing an increase in the number of oil and gas properties available for sale. In addition, several small oil and gas companies are now coming onto the market. While we are certainly encouraged by the number of apparent opportunities, we have over the years developed the discipline, and the patience, to carefully screen our opportunities in order to ensure that we stay with quality properties where “value enhancement” is a realistic goal.

To all of our shareholders – we value your trust and support as we move forward to build a profitable new oil and gas company.

On behalf of the Board,

Mary C. Blue	Harold V. Pedersen
President & COO	Chairman & CEO

2	Luke Energy Ltd.

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim financial statements for the period ended March 31, 2003. Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1).

Management’s discussion and analysis contains the term “cash flow from operations” which is calculated by adding future taxes and depletion and depreciation (non-cash items) to earnings for the period. Cash flow from operations is not a generally accepted accounting principle standard and therefore may not be comparable to similar measures presented by issuers outside the oil and gas industry.

Revenue

Oil and gas revenues for the period to March 31, 2003 were $265,809. Volumes for the period were 161 boepd which is in line with expectations for the properties transferred from KeyWest on February 26, 2003. The Company’s average oil price was $40.63 per barrel while gas averaged $9.30 per mcf, reflecting the strong commodity prices during the period.

Royalties

Royalty expense for the period was $69,386, an average of 26% of production revenue, or $12.70 per boe.

Operating Expenses

Operating expenses for the period were $28,212 or $5.16 per boe.

General and Administrative Expenses

General and administrative expenses were $93,310 and include certain startup costs. In addition, staffing levels and office space are higher than required for current production levels, but are necessary to enable the Company to grow its operations.

Interest

Interest income of $13,610 is primarily due to accrued interest on funds raised in the special warrant financing described below (see Liquidity and Capital Resources). These funds were held in escrow until April 14, 2003 when the shareholders approved the financing.

Luke Energy Ltd.	3

Depletion and Depreciation

The provision for depletion and depreciation for the period was $48,000 or $8.78 per boe.

Cash Flow and Earnings

Strong commodity prices contributed to cash flow of $68,353 or $0.01 per share. Earnings for the period were $4,953 ($0.00 per share).

Liquidity and Capital Resources

During the period the Company completed two financings. The first was a private placement of 1.65 million shares to management, staff and directors for net proceeds of $1.3 million. The second financing of 24.8 million special warrants at $1.45 per warrant was closed March 26, 2003 for net proceeds of $34 million. This financing was subject to shareholder approval which was obtained on April 14, 2003. The special warrants were then deemed converted to common shares on a one-for-one basis.

With these financings, Luke Energy is well capitalized to grow the Company through a combination of mergers, acquisitions, exploitation drilling and low-risk exploration.

At March 31, 2003 the Company had 8,226,361 common shares outstanding. On April 14, 2003 after conversion of the special warrants the Company had 33,053,946 common shares outstanding. The Company presently has 825,000 stock options outstanding.

Business Conditions and Risks

The business of exploration, development and acquisition of oil and gas reserves involves a number of uncertainties and as a result, Luke Energy is exposed to a number of risks inherent in the oil and gas industry. Operationally, the Company faces risks that are associated with finding, developing, and producing oil and gas reserves. These include risks associated with drilling, economic risk, environmental and safety concerns, and access to processing facilities. The financial risks that are not within Luke Energy’s control are the fluctuations in commodity prices and interest rates.

Luke Energy mitigates risk through the competence of its management team, adequate insurance coverage, and safety and environmental programs that meet or exceed regulations.

4	Luke Energy Ltd.

Balance Sheets

	March 31	January 9
	2003	2003

Assets
Current assets:
Cash	$–	$100
Cash held in escrow (note 5)	36,000,000	–
Receivables	424,833	–

	36,424,833	100
Capital assets (note 3)	3,597,287	–
Future taxes (note 7)	1,647,200	–

	$41,669,320	$100

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$888,257	$–
Accounts payable and accrued liabilities	380,383	–

	1,268,640	–
Provision for site restoration	62,250	–
Shareholders’ equity:
Share capital (note 5):
Common shares	5,611,865	100
Special warrants	34,721,612	–

	40,333,477	100
Retained earnings	4,953	–

	40,338,430

	$41,669,320	$100

See accompanying notes to financial statements.

On behalf of the Board:

Director	Director
Harold V. Pedersen	Mary C. Blue

Luke Energy Ltd.	5

Statement of Operations
and Retained Earnings

Period ended March 31,	2003

Revenue:
Oil and gas production	$265,809
Royalties	(69,386)
Interest	13,610

210,033
Expenses:
Operating	28,212
General and administrative	93,310
Interest	1,158
Depletion and depreciation	48,000

170,680
Earnings before taxes	39,353
Taxes (note 7):
Current	19,000
Future	15,400

34,400

Earnings and retained earnings, end of period	$4,953

Weighted average number of common shares outstanding	8,226,301
Earnings per share – basic and diluted	$0.00

See accompanying notes to financial statements.

6	Luke Energy Ltd.

Statement of Cash Flow

Period ended March 31,	2003

Cash provided by (used in):
Operating:
Earnings for the period	$4,953
Items not affecting cash:
Depletion and depreciation	48,000
Future taxes	15,400

Cash flow from operations	68,353
Change in non-cash working capital (note 8)	(44,450)

23,903
Financing:
Common shares issued (note 5)	1,332,450
Initial common shares redeemed for cash	(100)
Special warrants issued, net of issue costs (note 5)	33,792,562
Cash held in escrow	(36,000,000)

(875,088)
Investing:
Additions to capital assets	(37,172)

Decrease in cash	(888,357)
Cash position, beginning of period	100

Cash position, end of period	$(888,257)

Cash position includes cash net of bank indebtedness.

The Company paid $1,158 of interest in the period.

See accompanying notes to financial statements.

Luke Energy Ltd.	7

Notes to Financial Statements

Period ended March 31, 2003

1.   Incorporation and plan of arrangement:

Luke Energy Ltd. (“Luke” or the “Company”) is engaged in the acquisition, exploration, development and production of oil and gas reserves in western Canada.

The Company was incorporated pursuant to the Canada Business Corporations Act on January 9, 2003 as a wholly owned subsidiary of KeyWest Energy Corporation (“KeyWest”). Pursuant to the plan of arrangement between Viking Energy Royalty Trust, Viking Holdings Inc., Viking KeyWest Inc., KeyWest and Luke, KeyWest transferred interests in certain petroleum and natural gas properties and related facilities (“Retained Assets”) to Luke in exchange for common shares in Luke. On February 26, 2003, the closing of the plan of arrangement, the common shares of Luke held by KeyWest were distributed to the shareholders of KeyWest on a one for ten basis. Luke began trading on the Toronto Stock Exchange on February 28, 2003.

The following summarizes the transfer of the Retained Assets which were initially recorded at KeyWest’s net book value as Luke and KeyWest are related parties. The amounts were then adjusted for the booking of the site restoration provision and the future tax asset. The results of the operations of the Retained Assets were included from February 26, 2003.

Net assets acquired and liabilities assumed:
Petroleum and natural gas rights	$2,482,106
Equipment and facilities	1,126,009
Future tax asset	733,550
Site restoration	(62,250)

$4,297,415

Consideration:
Issuance of 6,581,361 common shares	$4,297,415

2.   Significant accounting policies:

The financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles in Canada. In all material respects, these accounting principles are generally accepted in the United States except as described in Note 10.

(a)   Joint interest operations:

A portion of the Company’s exploration, development and production activities are conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

(b)   Petroleum and natural gas operations:

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company’s working interest in operated capital expenditure programs on which operator’s fees have been charged equivalent to standard industry operating agreements.

The costs in each cost center, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content of 6 mcf of gas equivalent to 1 barrel of oil. The costs of acquiring and evaluating significant unproved properties are initially

8	Luke Energy Ltd.

excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost center are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centers is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centers less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

The resource expenditure deductions related to exploratory activities funded by flow through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized and share capital is reduced by the estimated tax cost of the renounced expenditures.

(c)   Future site restoration costs:

Estimated future site restoration costs are recorded at the fair value of the liability for an asset retirement obligation recognized in the period which it is incurred if a reasonable estimate of fair value can be made. The fair value is based on estimated reserve life, inflation and discount rates. The provision is added to the carrying value of the associated asset. The liability is accredited at the end of each period through site restoration expense.

(d)   Office furniture and equipment:

Depreciation of office furniture and equipment is provided using the straight-line method based on estimated useful lives.

(e)   Stock based compensation plans:

The Company has a stock-based compensation plan as described in Note 5. The Company uses the intrinsic value method of accounting for its stock based compensation plan. Consideration paid by employees or directors on the exercise of stock options under the employee stock option plan are recorded as share capital. The Company does not recognize compensation expense on the issuance of stock options to employees and directors because the exercise price equals the market price on the day of the grant. The Company discloses the pro forma effect of accounting for those stock option awards under the fair value method.

(f)   Income taxes:

The Company uses the liability method of tax allocation accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(g)   Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at year-end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation gains and losses are included in income except for unrealized gains and losses on long-term monetary items which are deferred and amortized over their remaining term.

Luke Energy Ltd.	9

(h)   Per share amounts:

Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(i)   Financial instruments:

The Company periodically uses certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuations on a portion of its petroleum and natural gas production. These contracts are designated, and are effective, as hedges and are not used for speculative purposes. Gains and losses on these transactions are reported as adjustments to revenue when related production is sold. The Company had no contracts during the period ended March 31, 2003.

(j)   Use of estimates:

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.   Capital assets:

		Accumulated
		depletion and
	Cost	depreciation

Petroleum and natural gas properties, including well equipment	$3,618,466	$48,000
Office furniture and equipment	26,821	–

	$3,645,287	$48,000

Net book value		$3,597,287

There were no amounts excluded from the depletion and depreciation calculations.

4.   Credit Facility:

The Company has a $2 million production loan facility available with a major Canadian bank. Pursuant to the terms of the agreement, any amounts owing will revolve until June 30, 2003 and for a further period of 364 days thereafter at the request of the Company and with the consent of the bank. During the revolving phase, the loan has no specific terms of repayment. Loans under the facility may be made by way of prime based loans. A standby fee of 0.375 percent per annum is levied on the unused portion of the facility.

Upon the expiration or termination of the revolving phase of the loan, any balance outstanding on the loan converts to a two-year term loan. The first repayment of one half of the outstanding balance is due on the 366th day after conversion followed by four quarterly repayments. During the term loan phase, interest rates will increase 1.0 percent from those during the revolving phase.

The facility is secured by a first floating charge demand debenture over all of the Company’s assets.

5.   Share capital:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

10	Luke Energy Ltd.

(a)   Common shares:

	Number of Shares	Amount

Balance at January 9, 2003, date of incorporation	100	$100
Initial shares redeemed for cash	(100)	(100)
Issued on completion of the plan of arrangement (note 1)	6,581,361	4,279,415
Private placement	1,645,000	1,332,450

Balance at March 31, 2003	8,226,361	$5,611,865

(b)   Special warrants:

The company completed a private placement of 24,827,585 special warrants for gross proceeds of $36,000,000 ($33,792,562 net of issue costs and before the future tax effect of $929,050). The proceeds of this financing were placed in escrow until shareholder approval was received on April 14, 2003. At that time the Special Warrants were deemed to be exercised for common shares on a one for-one basis without additional consideration.

(c)   At March 31,2003,pursuant to the Officers, Directors and Employees Stock Plan, (“the Plan”), the Company was entitled to reserve for issuance and grant stock options to a maximum of 1.5 million shares on a cumulative basis (not to exceed 10% of the issued and outstanding shares of Luke on a undiluted basis). Subsequent to the quarter’s end, on April 14, 2003, the Company received approval at a Special meeting of Shareholders to amend the maximum number of common shares available for issuance under the Plan to 3.3 million shares.

Options granted under the Plan have a term of five years to expiry and vest equally over a three-year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company’s common shares on the date of the grant. At March 31, 2003 the 825,000 options issued on February 19, 2003 at an exercise price of $0.81 were outstanding.

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for stock options granted to employees and directors. If the fair value method had been used, the Company’s earnings and earnings per share would approximate the following pro-forma amounts:

Earnings – as reported	$4,953
Loss – pro forma	$2,057

Basic and diluted earnings per share – as reported	$0.00
Basic and diluted loss per share – pro forma	$0.00

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 50%.

6.   Per share amounts:

In computing diluted earnings per share, 4.8 million shares were added to the weighted average number of common shares outstanding during the period ended March 31, 2003 for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings or cash flow from operations in computing diluted per share amounts.

Luke Energy Ltd.	11

7.   Taxes:

The future income tax asset includes the following temporary differences:

Oil and gas properties	$718,150
Share issue costs	929,050

$1,647,200

The provision for income taxes differs from the amount computed by applying the combined federal and provincial tax rates to earnings before income taxes. The difference results from the following:

Earnings before taxes	$39,353
Combined federal and provincial tax rate	42.1%

Computed “expected” tax	16,567
Increase (decrease) in taxes resulting from:
Non-deductible crown charges	6,830
Resource allowance	(7,997)
Large corporations tax	19,000

Reported income taxes	$34,400

8.   Change in non-cash working capital:

Receivables	$(424,833)
Accounts payable and accrued liabilities	380,383

$(44,450)

9.   Financial instruments:

The financial instruments included in the balance sheets are comprised of accounts receivable, accounts payable and accrued liabilities and bank indebtedness. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments.

Counter-parties to the financial instruments expose the Company to losses in the event of non-performance. The Company deals with major institutions and does not anticipate non-performance by counter-parties.

10.   Reconciliation to United States generally accepted accounting principles (“U.S. GAAP”):

The Company follows accounting principles generally accepted in Canada which differ in certain respects from those applicable in the United States and from practices prescribed by the Securities and Exchange Commission (SEC). The significant differences in accounting principles and practices that could affect the reported earnings are as follows:

•	The Company would be required to perform an SEC prescribed ceiling test. In determining the limitation on capitalized costs, SEC rules require a 10 percent discounting of after-tax future net revenues from production of proved oil and gas reserves. To date, application of the SEC prescribed test has not resulted in a write-down of capitalized costs.

12	Luke Energy Ltd.

Corporate Information

Directors

Ronald L. Belsher[1,2]
Calgary, Alberta

Mary C. Blue
President & COO
Calgary, Alberta

David Crevier[1,3]
Montreal, Quebec

Alain Lambert[2]
Montreal, Quebec

Hugh Mogensen[1]
Victoria, B.C.

Harold V. Pedersen[2]
Chairman & CEO
Calgary, Alberta

Lyle D. Schultz[3]
Calgary, Alberta

J. Ronald Woods[1,3]
Toronto, Ontario

1   Audit & Reserves Committee
2   Compensation Committee
3   Corporate Governance Committee
Management

Harold V. Pedersen
Chairman & CEO

Mary C. Blue
President & COO

Garry L. West
Senior Vice-President,
Engineering & Production

Rob E. Wollmann
Vice-President, Exploration

Carrie McLauchlin
Vice-President, Finance & CFO

David Lewis
Vice-President, Land

Darwyn Miles
Manager, Engineering

Ruth A. DeGama
Manager, Production Services

Chris von Vegesack
Corporate Secretary
Head Office

1200, 520 – 5 Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 261-4811
Facsimile: (403) 261-4818
Website: www.lukeenergy.com

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: LKE

Registrar and Transfer Agent

Computershare Trust Company
of Canada
Calgary, Alberta

Bankers

Canadian Imperial Bank of Commerce
Oil & Gas Group
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Evaluation Engineers

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

Solicitors

Burnet, Duckworth & Palmer
Calgary, Alberta
Colby, Monet, Demers, Delage & Crevier
Montreal, Quebec

Luke Energy Ltd.

Luke Energy Ltd.
1200, 520 – 5 Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 261-4811
Facsimile: (403) 261-4818